UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☐	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☑	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from January 1, 2008 to July 8, 2008.
Commission file number 333-1112146
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
DELL FINANCIAL SERVICES 401(k) PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DELL INC.
ONE DELL WAY
ROUND ROCK, TEXAS 78682

Dell Financial Services 401(k) Plan
Contents
July 8, 2008 and December 31, 2007

Page(s)

Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits at July 8, 2008 and December 31, 2007	2
Statement of Changes in Net Assets Available for Benefits for the period from January 1, 2008 to July 8, 2008	3
Notes to Financial Statements	4
Consent of Independent Registered Public Accounting Firm	Exhibit 23.1

*	Note: All schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EX-23.1

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of the Dell Financial Services 401(k) Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Dell Financial Services 401(k) Plan (the “Plan”) at July 8, 2008 and December 31, 2007, and the changes in net assets available for benefits for the period from January 1, 2008 to July 8, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As discussed in Note 1, the Plan was merged into the Dell Inc. 401(k) Plan effective July 8, 2008 and all assets were transferred out of the Plan.
PricewaterhouseCoopers LLP
Dallas, Texas
December 11, 2008

Dell Financial Services 401(k) Plan
Statements of Net Assets Available for Benefits
July 8, 2008 and December 31, 2007

	2008	2007

Assets
Investments
Common stock	$—	$3,067,279
Registered investment funds	—	26,658,160
Interest in common/collective trust	—	2,233,535
Participant loans receivable	—	703,668
Money market funds	—	1,238,932

Total investments, at fair value	—	33,901,574
Cash, non-interest bearing	—	284,331

Total assets	—	34,185,905

Liabilities
Excess contributions refundable to participants	—	89,521
Due to broker — unsettled trades	—	154,738
Other payables	—	35

Total liabilities	—	244,294

Net assets available for benefits at fair value	—	33,941,611
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	15,677

Net assets available for benefits	$—	$33,957,288

The accompanying notes are an integral part of these financial statements.

Dell Financial Services 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Period from January 1, 2008 to July 8, 2008

2008

Contributions
Employer contributions (see Note 1)	$27,055

Total contributions	27,055

Investment income (loss)

Interest and dividends	157,689
Interest on loans to participants	24,171
Net depreciation in fair value of investments	(3,175,093)

Total investment loss	(2,993,233)

Deductions:
Benefits paid to participants	(1,082,107)
Administrative expenses	(2,421)
Total deductions	(1,084,528)

Net decrease in net assets available for benefits before asset transfer	(4,050,706)

Asset transfer to the Dell Inc. 401(k) Plan (see Note 1)	(29,906,582)

Net decrease after asset transfer	(33,957,288)

Net assets available for benefits
Beginning of period	33,957,288

End of period	$—

The accompanying notes are an integral part of these financial statements.

Dell Financial Services 401(k) Plan
Notes to Financial Statements
For the Period from January 1, 2008 to July 8, 2008
1.	Description of the Plan

General

Dell Financial Services L.P. (the “Employer”) was established as a joint venture of Dell Inc. (“Dell”) and The CIT Group Inc. (“CIT”). The Employer adopted the Dell Financial Services 401(k) Plan (the “Plan”) effective August 1, 1997. On December 31, 2007, Dell purchased CIT’s remaining 30% interest in DFS, making it a wholly-owned subsidiary. The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan was a defined contribution plan covering all U.S. resident employees of the Employer who were not covered by a collective bargaining agreement. Participation in the Plan was at the election of the employee. As of July 8, 2008, and December 31, 2007, there were 0 and 1,135 active employees participating in the Plan, respectively. The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective December 31, 2007, the Plan froze Employer and employee contributions and ceased new participant loans and hardship distributions. Active participants were required to leave their assets in the Plan and were allowed to contribute to a new account established under each participant’s name in the Dell Inc. 401(k) Plan (the “Dell Plan”). In addition, terminated participants with a balance in the Plan after December 31, 2007 were not able to take a distribution from the Plan until the plan assets were transferred to the Dell Plan. All participants in the Plan became 100% vested in their account balance on the date the Plan was frozen.

The $27,055 of Employer contributions represents contributions required to correct operational errors under the Employee Plans Compliance Resolution System.

Plan Merger

Effective July 8, 2008, the Plan merged into the Dell Plan and the Plan’s net assets, totaling $29,906,582, were transferred to the Dell Plan.

Participant Contributions

Contributions were made to the Plan by the Employer on behalf of each eligible participant based upon each participant’s elected compensation deferral through payroll deductions. The deferrals were funded by the Employer at the end of each payroll period. Eligible participants were able to elect to contribute up to 25% of their eligible compensation, in whole percentages, to the Plan up to the statutory limit of $15,500 for 2008 and 2007, as permitted by the Internal Revenue Code of 1986 as amended (“IRC”). Highly compensated employees, as defined by the IRC, may have been subject to more restrictive maximum annual contribution limits if the Plan failed to satisfy certain testing criteria set forth in the IRC. For the 2008 and 2007 plan years, participants age 50 or over were able to contribute an additional $5,000 over the base statutory limit in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001.

The Plan also permitted employees to rollover balances from other qualified plans.

Employer Contributions

Prior to December 31, 2007, the Employer had elected to match 50% of each dollar contributed by participants up to 6% of each participant’s eligible compensation. The Employer’s matching contributions were made at the end of each payroll period. The Employer may have also elected to make discretionary contributions. Discretionary contributions were allocated to eligible participants with at least one year of service, and who were employed on the last day of the Plan year. There were no discretionary contributions made for the period from January 1, 2008 to July 8, 2008. Employer contributions were invested in the individual funds according to the current

Dell Financial Services 401(k) Plan
Notes to Financial Statements
For the Period from January 1, 2008 to July 8, 2008
investment allocations of each participant. Neither participant contributions, nor Employer matching or discretionary contributions were required to be invested in the Dell Stock Fund.

Participant Accounts

Each participant’s account was credited with the participant’s contributions, allocations of Employer matching and discretionary contributions, and an allocation of Plan earnings offset by Plan administrative expenses. Each day, the Charles Schwab Trust Company (the “Plan Trustee”) calculated earnings and allocated gains and losses to each participant’s account. The benefit to which a participant was entitled was limited to each participant’s vested account balance.

Vesting

Participants were immediately vested in their contributions and earnings. Employer contributions were vested 20% for each year of service and became fully vested after five years of service. Participants earned a year of service if the participant was credited with at least 1,000 hours of service during the plan year. Effective December 31, 2007, participants with an account balance became 100% vested in all of their accounts in the Plan (See “General” above).

Forfeitures

Forfeitures by participants of unvested Employer contributions could be used to restore amounts previously forfeited by participants qualified for such restoration upon re-employment. Forfeitures could also be used to satisfy plan administrative expenses or to reduce future employer contributions. Unallocated forfeited non-vested accounts were $0 and $97,749 at July 8, 2008 and December 31, 2007, respectively. During 2008, $107,402 was included in the transfer to the Dell Plan, and forfeited account balances of $68,293 were used to reduce 2007 Plan Year employer contributions.

Benefit Payments

Participants were entitled to receive a distribution of the vested portion of their account upon reaching age 59 1/2, termination of employment, disability, death, or in the event of financial hardship. A participant could defer benefit payments until reaching the age of 65, provided his or her account balance was greater than $5,000. In the event of a distribution greater than $1,000 but less than $5,000 made on or after March 28, 2005, the participant could elect either a direct rollover to an individual retirement account, another qualified plan, or a lump-sum amount equal to the value of the vested portion of his or her account upon termination of service. In the event of a distribution of less than $1,000 made on or after March 28, 2005, the plan administrator could direct the Trustee to cause the entire vested benefit to be paid to such participant in a single lump sum. Payment of benefits prior to termination of service could be made under certain circumstances as defined by the Plan.

Administration and Plan Expenses

Effective April 1, 2007, The Charles Schwab Trust Company became Trustee of the Plan, replacing Nationwide Trust Company, N.A. Plan assets were held in trust by the Plan Trustee. The Plan’s third party recordkeeper was The 401(k) Company. Substantially all administrative expenses of the Plan were paid by the Employer. Loan origination fees, loan maintenance fees, and distribution fees were paid by participants through deductions from applicable participants’ account balances.

Dell Financial Services 401(k) Plan
Notes to Financial Statements
For the Period from January 1, 2008 to July 8, 2008
Participant Loans

Participants could take out a maximum loan amount equal to the lesser of (i) $50,000 or (ii) 50% of the available vested portion of their account balance less any current outstanding loan balance (minimum loan amount of $1,000). Each participant’s loan was charged a reasonable rate of interest as determined by current market rates and a one-time fee of $50. Further, there was a monthly maintenance fee of $2 charged for each month the participant had an outstanding loan balance. Loan balances were repaid by direct payroll deduction, and the repayment period could not exceed five years. Repayments were reinvested in the individual funds according to the current investment elections of the participant. If the participant was terminated or, when the Plan terminated, the loan was required to be repaid or the outstanding balance was considered in default and reported as a distribution. Participant loans outstanding under the Plan as of July 8, 2008 were transferred to the Dell Plan. Transferred loans will remain outstanding under the Dell Plan in accordance with the terms and conditions of such loans and applicable plan provisions. Prior to the transfer as part of the merger on July 8, 2008, loans in the Plan bore interest at rates ranging between 6.27% and 9.13% and were due at various dates through January 4, 2013.

Plan Termination

Effective December 31, 2007, the Employer amended the Plan to disallow both Employer and employee contributions to the Plan and new participants. Participant account balances became fully vested in the Plan as of December 31, 2007. All employees of the Employer became eligible to participate in the Dell Plan effective January 1, 2008.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan were prepared under the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP required management to make certain estimates and assumptions. These assumptions could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provided for various investments in common stock, short-term investments, mutual funds, common/collective trusts, and other investments. Investment securities were exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it was at least reasonably possible that changes in the near term could have materially affected participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Dell Financial Services 401(k) Plan
Notes to Financial Statements
For the Period from January 1, 2008 to July 8, 2008
Investment Valuation and Investment Income

All investments, with the exception of the interest in common/collective trust, were initially recorded at acquisition cost on a trade-date basis, which included brokerage commissions and were revalued each business day to fair value based upon quoted market prices. Investments in units of common/collective trusts were valued at the respective net asset values as reported by such trusts. Participant loans were valued at estimated fair value consisting of outstanding principal and any related interest.

As provided by Financial Accounting Standards Board Staff Position AAG INV-1 and Statement of Position No. 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, investment contracts held by a defined-contribution plan are to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

The Plan presented in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consisted of realized gains and losses and the unrealized appreciation (depreciation) on those investments.

Interest was recorded on the accrual basis. Dividends were recorded on the ex-dividend date. Purchases and sales were recorded on a trade date basis.

Contributions

Employee and Employer contributions were recorded in the period the Employer made the payroll deduction or upon approval by the Employer for discretionary contributions, if any.

Benefits Paid to Participants

Plan distributions were recorded when paid.

New Accounting Pronouncement

On January 1, 2008, the Company adopted the effective portions of Statement of Financial Accounting Standard No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances disclosure requirements for fair value measurements. This statement does not require any new fair value measurements. SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices are used to determine the fair value of all investments. The adoption of this Statement did not have a material impact on the financial statements of the Plan.

Dell Financial Services 401(k) Plan
Notes to Financial Statements
For the Period from January 1, 2008 to July 8, 2008
3.	Investments

The following table presents the investments of the Plan at December 31, 2007:

	2007
Common stock
Dell Inc.	$3,067,279	*

Total common stock	3,067,279

Registered investment funds
Davis New York Venture Fund	5,404,570	*
Growth Fund of America	4,873,261	*
EuroPacific Growth Fund	3,759,722	*
Franklin Balance Sheet Investment Fund	2,820,306	*
Bond Fund of America	2,645,173	*
Franklin Small Mid Cap Growth Fund	2,176,023	*
Templeton Developing Markets Trust	2,078,575	*
Laudus Rosenberg International Small Cap Growth Fund	1,792,982	*
Franklin Real Estate Securities Fund	1,107,548
Total registered investment funds	26,658,160

Common/collective trust
INVESCO Stable Value Trust	2,233,535	*

Participant loans receivable	703,668

Money market funds
Federated Capital Reserves	4,829
Federated Prime Cash Obligations Fund	1,234,103
Total money market funds	1,238,932

Total investments at fair value	$33,901,574

*	Represents investments of the Plan which comprise 5% or more of net assets available for benefits.

Dell Financial Services 401(k) Plan
Notes to Financial Statements
For the Period from January 1, 2008 to July 8, 2008
During 2008, the Plan’s investments (including investments purchased, sold, and held during the year) depreciated in fair market value as follows:

2008
Common stock	$(77,411)
Registered investment funds	(3,097,682)

Net depreciation in fair value of investments	$(3,175,093)

At July 8, 2008, the Plan owned no shares of Dell Inc. common stock. At December 31, 2007, the Plan owned approximately 125,000 shares of Dell Inc. common stock, which represented approximately 9% of the Plan’s investments.

4.	Tax Status

The Plan received a determination letter dated May 2, 2002, from the Internal Revenue Service stating that the Plan and related trust was designed in compliance with Section 401(a) of the IRC. The Plan was amended since receiving the determination letter. However, the plan administrator believed that the Plan was designed and being operated in compliance with the applicable requirements of the IRC. The plan administrator believed that the related trust was exempt from federal income tax under section 501(a) of the IRC. Therefore, the financial statements contain no provision for income taxes.

5.	Related Parties

The Plan was authorized under contract provisions and by ERISA regulations to invest in Dell securities. During the period from January 1, 2008 to July 8, 2008, the Plan sold 121,840 shares of Dell Inc. common stock for $2,925,378.

Dell Financial Services 401(k) Plan
Notes to Financial Statements
For the Period from January 1, 2008 to July 8, 2008
6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at July 8, 2008 and December 31, 2007:

	2008	2007
Net assets available for benefits per the financial statements	$—	$33,957,288
Less: adjustment from contract value to fair value	—	15,677

Net assets per Form 5500	$—	$33,941,611

The following is a reconciliation of the Plan’s decrease in net assets available for benefits reported in the Plan financial statements for the period from January 1, 2008 to July 8, 2008 to the Plan’s decrease in net assets available for benefits reported in the Plan’s Form 5500:

Decrease in net assets available for benefits per financial statements	$(33,957,288)
Add: reversal of prior year adjustment from contract value to fair value for fully benefit responsive investment contract	15,677

Decrease in net assets available for benefits per Form 5500	$(33,941,611)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dell Financial Services 401(k) Plan
	By:	Benefits Administration Committee of the Dell Financial Services 401(k) Plan

Date: December 11, 2008		/s/ William Balog
William Balog On behalf of the Benefits Administration Committee